Exhibit 99.1

NEWS RELEASE
NASDAQ Symbol: “STRS”
Stratus Properties Inc.	Financial and Media Contact:
212 Lavaca St., Suite 300	Sydney Isaacs
Austin, Texas 78701	Abernathy MacGregor
713-343-0427 / SRI@abmac.com

Stratus Properties Urges Stockholders to Vote WHITE Proxy Card to Benefit from Strategies to Maximize Value

Stratus Board Rejects Dissident’s Efforts to Promptly Liquidate Company, Foregoing Future Value Creation

AUSTIN, TX, April 27, 2016 – Stratus Properties Inc. (NASDAQ: STRS) (the “Company” or “Stratus”) today issued the following letter from its Board of Directors (the “Board”) to its stockholders.

***

Dear Fellow Stratus Stockholders:

Your Board has overseen significant increases in the value of your investment in Stratus.

Now, we are asking you to vote your support on the enclosed WHITE proxy card TODAY.

Your vote is especially important this year.

One of our stockholders, Carl Berg, has called on the Company to essentially liquidate itself in the very near term. To that end, he has nominated two individuals to replace William H. “Beau” Armstrong III and Charles W. Porter on our Board. Mr. Armstrong serves as our CEO and has driven the Company’s success. Mr. Porter, a seasoned hospitality industry professional, has made many valuable contributions to the Board. We believe that neither of Mr. Berg’s nominees is as qualified as Messrs. Armstrong and Porter to serve on our Board.

Mr. Berg’s “fire sale” strategy would completely derail the progress the Company has made in implementing your Board’s previously announced five-year plan. The plan calls for the Company to continue to invest in and develop our properties, which are primarily in the thriving Austin real estate market – and it calls for us to strategically sell our properties when we can maximize our investments and, ultimately, maximize cash returned to stockholders. We are proud to report that the plan has already yielded significant returns. We believe Messrs. Armstrong and Porter are the best qualified director nominees to continue to successfully execute the plan, in addition to regularly reviewing all opportunities to maximize stockholder value.

Your Board recently announced the commencement of a comprehensive review of strategic alternatives with the assistance of Hentschel & Company (“Hentschel”) – a premier boutique investment banking advisory firm focused on the real estate industry. Hentschel’s principals have advised on some of the largest and most complex real estate industry transactions over the course of their careers. The process we will conduct with Hentschel’s assistance will be comprehensive and methodical; we believe that it will ensure that all opportunities for value creation are considered in light of the best interests of all stockholders, regardless of whether they hold large ownership positions, like Carl Berg, or more modest positions. Our stockholders have been patient and supportive as we have worked over many years to increase the value of our assets and position them for sale; our assets are now well-positioned to sell for full value over the remaining term of our five-year plan. Some stockholders, like Carl Berg, may need, or prefer, a quick liquidation of their investment, but we believe that making a hasty move to abandon our plan and conduct a fire sale would be a disservice to our other stockholders.

As part of its review of all strategic opportunities, Hentschel is evaluating the previously disclosed, highly conditional proposal from Capretta Properties, despite Capretta Properties’ refusal to sign a customary confidentiality agreement, concerns about Capretta’s complete lack of any publicly available track record, the failure of Mr. Capretta to provide us with any evidence of his ability to finance the transaction, and the curious coincidence that Mr. Capretta and Mr. Berg’s previous director designee, William Lenehan, are neighbors who live on the same street. Mr. Capretta’s proposal suffers from structural deficiencies as well, including proposing that after signing a purchase agreement, he would have a 60-day diligence period during which he could unilaterally terminate the agreement for any reason at virtually no cost to himself – essentially giving Mr. Capretta a free option on the Company and its assets.

Please vote the enclosed WHITE proxy card “FOR ALL” nominees TODAY by telephone, over the Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

STRATUS’ HIGHLY QUALIFIED BOARD HAS OVERSEEN VALUE CREATION

Our five-year plan, unanimously approved by your Board last year, has already produced noteworthy returns, which are reflected in the significant increase in the pre-tax net asset value (“NAV”) of the Company’s assets and the 48% rise in the Company’s stock price during 2015. The Company is profitable and maintains prudent debt levels. It has a commercially strong asset base as a result of years of working on securing valuable entitlements. In 2015, we completed several transactions that yielded value in excess of our expectations for the NAV of the related properties. Given the recent successful development and sale projects that have positioned Stratus for continuing value creation, we are evaluating a full range of opportunities with our independent financial advisor.

Indeed, we are benefitting from investment decisions directed by our dedicated Board and implemented by our strong management team, as well as the strong growth in value of Austin-area real estate. Our five-year cumulative stockholder returns compared to the S&P 500 Stock Index, the Dow Jones U.S. Real Estate Index and a peer group of real estate-related companies reflect our progress:

Cumulative Total Stockholder Returns over 5 Years Ending December 31, 2015[1]

Stratus	S&P 500 Stock Index	Dow Jones U.S. Real Estate Index	Peer Group[2]
124%	81%	67%	31%

In addition, our stock price appreciated approximately 24% from the time we announced our five-year plan until the trading day before Mr. Berg’s announcement of his proxy contest and stockholder proposal, while the S&P 500 and Dow Jones U.S. Real Estate Index each declined. While Mr. Berg tries to claim credit for the Company’s stock price performance, the truth is that Stratus stock also outperformed the peer group average during this period.

We believe that, if given the opportunity to continue this strategy, your Board and management will continue to deliver favorable returns on our properties. Mr. Berg’s efforts threaten to disrupt the growth in value of our properties in favor of a fire sale liquidation. You have a choice: support a fire sale allowing Carl Berg a quick exit from his investment, or support a proven plan to prudently maximize value and strategically develop and sell the properties for the benefit of all stockholders.

We have the right plan, and we have a well-qualified Board and management with highly relevant experience in Austin-area real estate. The current Board and management team have the experience, relationships and regulatory knowledge that are vital to successful development of properties in the Austin area. The team’s deep market knowledge allows Stratus to strategically tap important state, local, regulatory, customer and vendor relationships and execute complex engineering requirements that add value to its properties.

[1]	Total returns assume dividends are reinvested.
[2]	Peer group comprised of Alexander & Baldwin, Inc. (NYSE: ALEX), Consolidated-Tomoka Land Co. (NYSEMKT: CTO), Forestar Group Inc. (NYSE: FOR), The Howard Hughes Corporation (NYSE: HHC), Maui Land & Pineapple Company, Inc. (NYSE: MLP), The St. Joe Company (NYSE: JOE) and Tejon Ranch Co. (NYSE: TRC).

Your Board has nominated two highly-qualified directors, Mr. Armstrong and Mr. Porter.

Mr. Beau Armstrong: Deep industry and market expertise critical for execution	Mr. Charles Porter: Unique hospitality experience drives hotel, entertainment venue strategy

•       Stratus director since 1998

•       Chairman of the Board, President and CEO of Stratus Properties

•       28-year career in real estate

•       Leads day-to-day execution of our strategy, bringing extensive relationships and market knowledge that are critical to the Company’s successful development

•       Has never sold one share of stock in his over 20 years with the Company

•       Stratus director since 2012

•       Chief Operating Officer of MG Holdings Services, LLC, a private asset management company

•       Over 35 years of experience in the hospitality industry

•       Experience in conceptualizing and planning residential developments through entitlements, financing, construction, documentation and sales

Mr. Berg is trying to oust the very person who leads our day-to-day operations, and whose relationships and expertise in the Austin market have led the Company’s extensive development and value creation to date. As the only management director, Mr. Armstrong serves as a critical liaison between management and the Board. He has never sold one share of his Stratus stock. Mr. Porter has made significant contributions to the Company as a director since 2012 and has extensive experience in the real estate and hospitality industries. He served for 19 years as General Manager of Sheraton Steamboat Resort, managed by Starwood Hotels & Resorts Worldwide. He provides valuable insights to our Board, including in connection with one of the Company’s most visible assets, the W Austin Hotel & Residences, the hotel operations of which are managed by Starwood.

Further, Mr. Berg has been critical of the Company’s corporate governance practices. In reality, however:

•	Stratus’ governance practices are in compliance with SEC requirements and in line with practices of other companies of its size and in similar situations;

•	Every Board member is independent according to NASDAQ standards except for Mr. Armstrong, who is the CEO of the Company;

•	The Company’s staggered Board ensures that the Board maintains a long-term view in alignment with the long-term nature of its real estate assets. In fact, more than 43% of the Russell 3000 companies have classified Boards[3], further evidence that this practice is commonplace for companies of Stratus’ size;

•	Furthermore, two highly experienced, independent Stratus directors were appointed to the six-member Board within the past year alone and another director was appointed in 2012 – 50% new directors in four years is hardly a sign of an “entrenched” Board, as claimed by Mr. Berg; and

•	The Company also recently reduced the term of its stockholder rights plan (or “poison pill”) to one year. The Board believes that the stockholder rights plan remains in the best interests of the Company and is critical to protect the investment of all of the Company’s stockholders, including those with modest positions, especially in light of Mr. Berg’s initiation of a proxy contest and the recently announced strategic review process.

[3]	Source: FactSet SharkRepellent as of April 22, 2016.

MR. BERG’S PROPOSAL TO PROMPTLY LIQUIDATE THE COMPANY COMES AT THE EXPENSE OF LONG-TERM VALUE CREATION

Mr. Berg’s investment has realized significant value since his original purchase of our stock as a result of the success of the strategies that our current management continues to implement. Nonetheless, Mr. Berg may want to sell his interest in the Company. Given the limited liquidity of our stock and the size of his position, however, this would be difficult to do in the near term. This may explain Mr. Berg’s desire to seek a fire sale of the Company. While such a prompt sale would result in a near-term cash return, we believe it would sacrifice the far greater return that would potentially be available to you, our stockholders, if we are given the opportunity to continue to strategically develop our properties before selectively marketing them for sale or that would result from our recently commenced, comprehensive and methodical review of strategic alternatives.

That Mr. Berg seems to seek a fire sale is evidenced by the fact that Mr. Berg’s nominees, according to his own disclosures, have little or no experience as directors of public companies or with the development of real estate in Austin. In addition, to the best of our knowledge, Mr. Berg has refused our repeated invitations to visit the W Austin Hotel & Residences property and our other projects of which he is so critical – and he has never bothered to visit our headquarters, despite numerous invitations over the years.

The proxy contest before you is, we believe, a self-serving campaign by Mr. Berg, who is willing to forego substantial future value in order to exit now. We have attempted for many years to work constructively with Mr. Berg in order to avoid unnecessary cost and distraction, including this proxy contest. Further, as an accommodation, we permitted Mr. Berg to have a designated director on the Company’s Board for thirteen years; it is important to note that Mr. Berg’s designees, who were in direct communication with Mr. Berg, voted in support of every major Board decision, including the Company’s unanimously approved five-year plan.

Our Board recommends you vote the WHITE proxy card to continue the Company’s successful execution of its five-year plan and maximize value for ALL Stratus stockholders.

The highly qualified Stratus director nominees, Messrs. Armstrong and Porter, are committed to acting in your best interest and have a proven track record. The Board is executing a successful strategy that has already delivered results. We, of course, remain open to evaluating all opportunities for value creation through a comprehensive and methodical process – not a “fire sale” liquidation. The Board needs your support to continue to maximize the value of Stratus for the benefit of all stockholders.

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN – MAKE YOUR VOICE HEARD

PLEASE VOTE THE WHITE PROXY CARD TODAY

Whether or not you plan to attend Stratus’ Annual Meeting, you have the opportunity to protect your investment by voting the WHITE proxy card TODAY. The Company urges you to vote today by telephone, over the Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

We invite you to join us in pursuing the value we can build in our properties. Thank you for your support.

Sincerely,

The Board of Directors of Stratus Properties Inc.

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT

We urge you NOT to sign any proxy card sent to you by Carl Berg.

If you have already done so, you have every legal right to change your vote by using the enclosed WHITE proxy card to vote TODAY— by telephone,

by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

Important Additional Information

Stratus Properties Inc., its directors and certain of its executive officers are participants in the solicitation of proxies from Stratus stockholders in connection with the matters to be considered at Stratus’ 2016 Annual Meeting. Stratus has filed its definitive proxy statement and form of WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2016 in connection with any such solicitation of proxies from Stratus stockholders. STRATUS STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Stratus’ directors and executive officers in Stratus stock, restricted stock units and stock options is included in their SEC filings on Forms 3, 4, and 5, which can be found through Stratus’ website (www.stratusproperties.com) in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in Stratus’ other SEC filings, including Stratus’ definitive proxy statement for the 2016 Annual Meeting and its Annual Report on Form 10-K for the year ended December 31, 2015. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Stratus’ 2016 Annual Meeting. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Stratus with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at Stratus’ website at www.stratusproperties.com, by writing to Stratus Properties Inc. at 212 Lavaca Street, Suite 300, Austin, TX 78701, or by calling Stratus’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 888-750-5834.

Forward-Looking Statements

This press release contains forward-looking statements in which Stratus discusses factors it believes may affect its future performance. Forward-looking statements are all statements other than statements of historical facts, such as statements regarding the implementation and potential results of Stratus’ five-year plan, projections or expectations related to operational and financial performance or liquidity, reimbursements for infrastructure costs, financing and regulatory matters, development plans and sales of properties, commercial leasing activities, timeframes for development, construction and completion of Stratus’ projects, capital expenditures, liquidity and capital resources, and other plans and objectives of management for future operations and activities. The words “anticipates,” “may,” “can,” “plans,” “believes,” “potential,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and/or statements that are not historical facts are intended to identify those assertions as forward-looking statements.

Stratus cautions readers that forward-looking statements are not guarantees of future performance, and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Stratus’ actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, Stratus’ ability to refinance and service its debt and the availability of financing for development projects and other corporate purposes, Stratus’ ability to sell properties at prices its board considers acceptable, a decrease in the demand for real estate in the Austin, Texas market, changes in economic and business conditions, reductions in discretionary spending by consumers and corporations, competition from other real estate developers, hotel operators and/or entertainment venue operators and promoters, business opportunities that may be presented to and/or pursued by Stratus, the termination of sales contracts or letters of intent due to, among other factors, the failure of one or more closing conditions or market changes, the failure to attract customers for its developments or such customers’ failure to satisfy their purchase commitments, increases in interest rates, declines in the market value of its assets, increases in operating costs, including real estate taxes and the cost of construction materials, changes in external perception of the W Austin Hotel, changes in consumer preferences, changes in laws, regulations or the regulatory environment affecting the development of real estate, opposition from special interest groups with respect to development projects, weather-related risks and other factors described in more detail under the heading “Risk Factors” in Stratus’ Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

Investors are cautioned that many of the assumptions upon which Stratus’ forward-looking statements are based are likely to change after the forward-looking statements are made. Further, Stratus may make changes to its business plans that could affect its results. Stratus cautions investors that it does not intend to update its forward-looking statements notwithstanding any changes in its assumptions, business plans, actual experience, or other changes, and Stratus undertakes no obligation to update any forward-looking statements.

This press release also includes measures of estimated pre-tax net asset value (“NAV”), which are not recognized under U.S. generally accepted accounting principles (“GAAP”). We do not believe there is a directly comparable GAAP measure to NAV. We believe this measure can be helpful to investors in evaluating our business because NAV illustrates current embedded value in our real estate, which is carried on our GAAP balance sheet primarily at cost. Our management uses NAV as one of the metrics in evaluating progress on our five-year plan. NAV is not intended to be a performance measure that should be regarded as more meaningful than GAAP measures. Other companies may calculate this measure differently. For a discussion of NAV, including how our NAV is calculated, please see the Investor Presentation dated March 15, 2016, including the “Cautionary Statement,” available on our website at www.stratusproperties.com.

About Stratus Properties Inc.

Stratus is a diversified real estate company engaged primarily in the acquisition, entitlement, development, management, operation and sale of commercial, hotel, entertainment, and multi- and single-family residential real estate properties, primarily located in the Austin, Texas area, but including projects in certain other select markets in Texas.

Contact:

Media: The Abernathy MacGregor Group

Sydney Isaacs, 713-343-0427

Investors: Innisfree

Scott Winter/Larry Miller, 212-750-5833